SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the Month of December 2005
SPECTRUM SIGNAL PROCESSING INC.
(Translation of the Registrant’s Name Into English)
Suite 300, 2700 Production Way, Burnaby, British Columbia, V5A 4X1 Canada
(Address of Principal Corporate Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
Attached to the Registrant’s Form 6-K for the month of December 2005, and incorporated by reference herein, are the following press releases made by the Registrant:
1.	Press Release dated December 8, 2005

2.	Press Release dated December 29, 2005

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SPECTRUM SIGNAL PROCESSING INC.
	By:	/s/ Brent Flichel
		Name:	Brent Flichel
Dated: January 4, 2006		Title:	Vice President Finance and CFO

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Spectrum Signal Processing’s SDR-3000 Solutions Selected for US Military Communications
Development Programs
Burnaby, B.C., Canada — December 8, 2005 — Spectrum Signal Processing Inc., today announced that it’s flexComm™ SDR-3000 product family has been selected for two different military communications programs by a leading US defense contractor.
In the first program, Spectrum’s flexComm PRO-3500 basedband processing engine will be used for the development of a Software Communications Architecture (SCA) compliant waveform. This waveform will be used for a next generation military satellite communications (MILSATCOM) system designed to provide simultaneous voice, data and video communications for US and Allied forces anywhere in the world. This SCA compliant waveform will be able to operate on Joint Tactical Radio System devices.
Under the second program, Spectrum has delivered its flexComm SDR-3000 SMRDP, an integrated “RF to Ethernet” subsystem, to be used as part of a broader communications system under a classified program.
“We continue to get designed into advanced communications systems by leading defense contractors. These customers require our industry leading software defined radio solutions including the associated software stacks; notably the SCA and quicComm™, our proprietary hardware abstraction layer,” said Pascal Spothelfer, Spectrum’s President and CEO. “Our modular solutions are suitable for a wide spectrum of communications systems ranging from larger, high bandwidth MILSATCOM systems to small rugged devices, which we are now able to capture with our newly launched SDR-4000 product series.”
Spectrum’s flexComm PRO-3500 is a CompactPCI®-based Freescale™ G4 PowerPC® processing engine designed to work as the base-band processing engine in the company’s SDR-3000 series of software defined radio platforms.
The modified SDR-3000 SMRDP provides a turnkey black-side “RF to Ethernet” processing system and includes sample application software supporting frequency agile operation. The systems are comprised of Spectrum’s SDR processing and high-speed transceiver boards (PRO-3500 and XMC-3311) in a single-slot 2U CompactPCI chassis. These components are integrated with the Digital Receiver Technology, Inc. DRT2110 RF transceiver subsystem consisting of a tuner, an exciter and a single-board computer, in a 20-slot 3U CompactPCI chassis. The system also includes all software application libraries, including digital down-conversion and digital up-conversion field programmable gate array cores, operating systems and a SCA Core Framework. A comprehensive data flow example is provided as a starting point for customers’ design efforts.
For more information on Spectrum’s product line visit our website at http://www.spectrumsignal.com/products.
ABOUT SPECTRUM SIGNAL PROCESSING INC.
Spectrum Signal Processing Inc. (NASDAQ: SSPI / TSX: SSY) is a leading supplier of software defined platforms for defense electronics applications. Spectrum’s products and services are optimized for military communications, signals intelligence, surveillance, electronic warfare and satellite communications applications. Spectrum’s integrated, application-ready products provide its customers with compelling time-to-market and performance advantages while mitigating program risk and cost parameters. Spectrum Signal Processing (USA) Inc., based in Columbia, MD, provides application engineering services and modified commercial-off-the-shelf platforms to the US Government, its allies and its prime contractors. For more information on Spectrum and its flexComm product line, please visit www.spectrumsignal.com.

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FORWARD-LOOKING SAFE HARBOUR STATEMENT
This news release contains forward-looking statements related to sales of the Spectrum Signal Processing Inc. flexComm product line. Although Spectrum has received orders for shipping flexComm product, development delays and customer issues could delay shipments. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve risks and uncertainties, including the timely development and acceptance of Spectrum’s new products, the impact of competitive products and pricing, availability of components, changing market conditions and the other risks detailed from time to time in other company filings. Actual results may differ materially from those projected. These forward-looking statements represent the company’s judgment as of the date of this release and Spectrum may or may not update these forward-looking statements in the future. Readers are referred to Spectrum’s assumptions and risk factors set out in the most current Form 20-F filed with the Securities and Exchange Commission and the British Columbia Securities Commission.

™ flexComm and quicComm are trademarks of Spectrum Signal Processing Inc.
® CompactPCI is a registered trademark of the PCI™ Industry Computers Manufacturer’s Group
™ PCI is a trademark of the Peripheral Component Interconnect — Special Interest Group (PCI-SIG)
® PowerPC is a registered trademark of International Business Machines Corporation
™ Freescale is a trademark of Freescale Semiconductor, Inc.
SPECTRUM CONTACTS

Mark Briggs	Brent Flichel
Technical and Trade Media	Business Media and Investor Relations
Tel: 604.676.6743	Tel: 604.676.6733
Email: mark_briggs@spectrumsignal.com	E-mail: brent_flichel@spectrumsignal.com

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Spectrum Signal Processing Announces Retirement of Peter Roberts as Director
Burnaby, B.C., Canada — December 29, 2005 — Mr. Irving Ebert, Chair of the Board of Directors of Spectrum Signal Processing Inc., today announced the retirement of Mr. Peter W. Roberts from the Company’s Board of Directors, effective December 31, 2005.
“We regret but understand Peter’s decision to retire as a director of the Company. Peter brought with him experience in corporate governance that will be missed,” stated Mr. Ebert. “That said, I respect the fact that Peter’s time commitments to other organizations, including the Institute of Chartered Accountants of British Columbia, will increase significantly in 2006. I wish to thank Peter for his significant contributions in both his role as a Spectrum director and as Chair of our Board’s Audit and Governance Committee.”
“My experience with Spectrum has been rewarding from both a personal and a professional perspective,” stated Mr. Roberts. “I wish the company well in its future endeavors and will assist the Board in finding an appropriate replacement for myself.”
The company has started a search for a new director to chair the Board’s Audit and Governance Committee. David E. Scott will chair the Board’s Audit and Governance Committee on an interim basis. Mr. Scott currently serves on the boards and audit committees of a number of other publicly traded companies.
ABOUT SPECTRUM SIGNAL PROCESSING INC.
Spectrum Signal Processing Inc. (NASDAQ: SSPI / TSX: SSY) is a leading supplier of software defined platforms for defense electronics applications. Spectrum’s products and services are optimized for military communications, signals intelligence, surveillance, electronic warfare and satellite communications applications. Spectrum’s integrated, application-ready products provide its customers with compelling time-to-market and performance advantages while mitigating program risk and cost parameters. Spectrum Signal Processing (USA) Inc., based in Columbia, MD, provides application engineering services and modified commercial-off-the-shelf platforms to the US Government, its allies and its prime contractors. For more information on Spectrum and its flexComm™ product line, please visit www.spectrumsignal.com.
TM flexComm is a trademark of Spectrum Signal Processing Inc.

SPECTRUM CONTACT
Brent Flichel
Business Media and Investor Relations
Tel: 604.676.6733
E-mail: brent_flichel@spectrumsignal.com

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